SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                             _______________________

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 9)

                               Chic by H.I.S. Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   167113109
                                (CUSIP Number)


                                Arnold M. Amster
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 644-4500
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  Copy to:

                             Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 735-3000

                               December 22, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Arnold M. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER             154,500 shares

       8.  SHARED VOTING POWER           939,200 shares

       9.  SOLE DISPOSITIVE POWER        154,500 shares

      10.  SHARED DISPOSITIVE POWER      939,200 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,093,700 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            _____

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.1 %

 14.  TYPE OF REPORTING PERSON

           IN


 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Peggy J. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                               _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                   0 shares

       8.  SHARED VOTING POWER           212,500 shares

       9.  SOLE DISPOSITIVE POWER              0 shares

      10.  SHARED DISPOSITIVE POWER      212,500 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           212,500 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.2 %

 14.  TYPE OF REPORTING PERSON

           IN


 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Wendy A. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                     0 shares

       8.  SHARED VOTING POWER              87,500 shares

       9.  SOLE DISPOSITIVE POWER                0 shares

      10.  SHARED DISPOSITIVE POWER         87,500 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           87,500 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                 _____

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .9%

 14.  TYPE OF REPORTING PERSON

           IN


 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Amster Foundation

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                             _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                  0 shares

       8.  SHARED VOTING POWER           25,000 shares

       9.  SOLE DISPOSITIVE POWER             0 shares

      10.  SHARED DISPOSITIVE POWER      25,000 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,000 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   ______

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .3 %

 14.  TYPE OF REPORTING PERSON

           00


 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Amster & Co.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                   0 shares

       8.  SHARED VOTING POWER           148,900 shares

       9.  SOLE DISPOSITIVE POWER              0 shares

      10.  SHARED DISPOSITIVE POWER      148,900 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           148,900 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                    _____

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.5 %

 14.  TYPE OF REPORTING PERSON

           PN


 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Flex Holding Corp.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                              _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                   0 shares

       8.  SHARED VOTING POWER           465,300 shares

       9.  SOLE DISPOSITIVE POWER              0 shares

      10.  SHARED DISPOSITIVE POWER      465,300 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           465,300 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                    _____

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7 %

 14.  TYPE OF REPORTING PERSON

           CO


 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Amster Family Trust,
              Matthew J. Mallow, Trustee

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                               _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER              388,000 shares

       8.  SHARED VOTING POWER                  0 shares

       9.  SOLE DISPOSITIVE POWER         388,000 shares

      10.  SHARED DISPOSITIVE POWER             0 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           388,000 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        ______

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.9%

 14.  TYPE OF REPORTING PERSON

           OO



           This Amendment No. 9 further amends and supplements the Schedule 13D dated October 22, 1997 filed by Arnold M. Amster, Peggy J. Amster, Peggy J. Amster, as custodian for Wendy Amster, The Amster Foundation, Amster & Co. and Flex Holding Corp. (collectively, the "Reporting Persons"), relating to the shares of the Issuer. Any terms not defined herein shall have the meaning ascribed to them in the Schedule 13D dated October 22, 1997, as amended to date.

 ITEM 2.  IDENTITY AND BACKGROUND.

           The response to Item 2 is hereby amended and supplemented by adding the following:

           On December 22, 1998, Arnold M. Amster made an irrevocable gift of 388,000 shares of Common Stock held by him personally to The Amster Family Trust (the "Trust"), a newly formed trust for the benefit of Mr. Amster's daughter, Wendy Amster. The Trust was organized in the United States. The sole trustee of the Trust, Matthew J. Mallow (the "Trustee"), has sole voting and dispositive power with respect to the shares of Common Stock held by the Trust, and Mr. Amster no longer reports beneficial ownership of such shares. The current Reporting Persons are identified on the revised Schedule A annexed hereto.

           The Trustee is a citizen of the United States and is a Partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York 10022.

           Neither the Trust nor the Trustee has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Trust nor the Trustee, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

           The response to Item 3 is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

           The source and aggregate amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported as being beneficially owned by the Reporting Persons are as follows:

 Name                        Amount                Source of Funds

 Arnold M. Amster           $   1,838,671*        Personal funds**
 Peggy J. Amster            $   1,138,394         Personal funds**
 Wendy A. Amster            $     523,451         Personal funds
 The Amster Foundation      $     166,999         Foundation funds
 Amster & Co.               $     792,752         Working capital**
 Flex Holding Corp.         $   4,381,563         Working capital**
 The Amster Family Trust,
    Matthew J. Mallow,
    Trustee                         ***

 _____________________
 * Includes the funds used to acquire the shares of Common Stock which were thereafter contributed to the Trust as described in Item 2 hereof.

 ** The shares of Common Stock owned by Arnold M. Amster, Peggy J. Amster, Amster & Co. and Flex Holding Corp were purchased in their respective brokerage margin accounts on customary terms.

 *** The shares of Common Stock owned by the Trust were received by gift from Arnold M. Amster.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           The response to Item 5 is hereby amended and supplemented by adding the following:

           The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 1,481,700 shares or 15.0% of the outstanding Common Stock. The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

 Name                          Number of Shares      Percentage

 Arnold M. Amster               1,093,700 (1)         11.1% (1)
 Peggy J. Amster                  212,500              2.0%
 Wendy A. Amster                   87,500               .9%
 The Amster Foundation             25,000               .3%
 Amster & Co.                     148,900              1.5%
 Flex Holding Corp.               465,300              4.7%
 The Amster Family Trust,
    Matthew J. Mallow,
    Trustee                       388,000              3.9%

 ----------------------
 (1) Includes an aggregate of 939,200 shares of Common Stock owned by the other Reporting Persons (excluding the Trust). Except with respect to the shares of Common Stock owned by the Trust, Arnold M. Amster shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed the beneficial owner of all such shares. Arnold M. Amster disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons.

           Since the filing of Amendment No. 8 to this Schedule 13D on October 16, 1998 and in addition to the gift of shares of Common Stock from Arnold M. Amster to the Trust as described in Item 2 hereof, the Reporting Persons engaged in transactions in the Common Stock as set forth below.
 All such transactions constituted open-market purchases of the Common Stock effected through The New York Stock Exchange, Inc.

 Reporting Person         Date           Number of Shares    Price Per Share

 Peggy J. Amster        11/3/98                5,000            $  3.79
                        11/17/98              10,000            $  3.81

 Wendy A. Amster        11/12/98                 900            $  4.06

 Amster & Co.           11/17/98               4,500            $  4.00



                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.


 January 7, 1999                    /s/ Arnold M. Amster
                                    ------------------------------------
                                    Arnold M. Amster

                                             *
 January 7, 1999                    ------------------------------------
                                    Peggy J. Amster


                                             *
 January 7, 1999                    ------------------------------------
                                    Wendy A. Amster


 January 7, 1999                    THE AMSTER FOUNDATION

                                    By  /s/ Arnold M. Amster
                                       --------------------------------
                                         Arnold M. Amster


 January 7, 1999                    AMSTER & CO.

                                    By /s/ Arnold M. Amster
                                       --------------------------------
                                       Arnold M. Amster, General Partner


 January 7, 1999                    FLEX HOLDING CORP.

                                    By  /s/ Arnold M. Amster
                                       --------------------------------
                                        Arnold M. Amster, Chairman
                                         of the Board


 January 7, 1999                    THE AMSTER FAMILY TRUST

                                    By  /s/ Matthew J. Mallow
                                       --------------------------------
                                        Matthew J. Mallow, Trustee



 *  By /s/ Arnold M. Amster
      _______________________
          Arnold M. Amster
          Attorney-in-fact



                                   SCHEDULE A

                                REPORTING PERSONS


 Arnold M. Amster
 767 Fifth Avenue
 New York, New York 10153

 Peggy J. Amster
 c/o Amster & Co.
 767 Fifth Avenue
 New York, New York 10153

 Wendy A. Amster
 c/o Amster & Co.
 767 Fifth Avenue
 New York, New York 10153

 The Amster Foundation
 c/o Amster & Co.
 767 Fifth Avenue
 New York, New York 10153

 Amster & Co.
 767 Fifth Avenue
 New York, New York 10153

 Flex Holding Corp.
 c/o Amster & Co.
 767 Fifth Avenue
 New York, New York 10153

 The Amster Family Trust,
    Matthew J. Mallow, Trustee
 c/o Matthew J. Mallow
 919 Third Avenue
 New York, NY 10022